Exhibit 21.1
LIST OF SUBSIDIARIES

Jurisdiction of
Subsidiary	Organization	Parent
Horsehead Intermediary Corp.	Delaware	Horsehead Holding Corp.

Horsehead Corporation	Delaware	Horsehead Intermediary Corp.

Chestnut Ridge Railroad Corp.	Delaware	Horsehead Corporation